UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

NETWORK-1 TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121N109

(CUSIP Number)

Looking Glass LLC

60 Arch Street, 2nd Floor

Greenwich, CT 06830

Attention: James B. Healy

Telephone: (203) 302-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Looking Glass LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Plainfield Special Situations Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Max Holmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. David Alexander Kenneth Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Ian David Stokoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

This Amendment No. 4 (this “Amendment”) to Schedule 13D is filed by Looking Glass LLC, a Texas limited liability company (“Looking Glass”), Plainfield Special Situations Master Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Master Fund”), Max Holmes, an individual, David Walker, an individual and Ian Stokoe, an individual (collectively, the “Reporting Persons”) to amend the Schedule 13D, filed on May 31, 2013, as amended by Amendment No. 1 filed on August 1, 2013, by Amendment No. 2 filed on January 31, 2014 and by Amendment No. 3 filed on January 31, 2014 (as amended, the “Schedule 13D”), relating to the shares of Common Stock of Network-1 Technologies, Inc., a Delaware corporation (the “Issuer”), which has its principal office at 445 Park Avenue, Suite 1020, New York, NY 10022.

The Reporting Persons are filing this Amendment to add David Walker and Ian Stokoe as reporting persons and as beneficial owners of Common Stock, following their appointment as Joint Voluntary Liquidators of Master Fund on December 31, 2013.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c); (f)         This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Looking Glass LLC, a Texas limited liability company (“Looking Glass”); (ii) Plainfield Special Situations Master Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Master Fund”); (iii) Max Holmes, an individual, (iv) David Walker, an individual, and (v) Ian Stokoe, an individual. The Reporting Persons may be deemed to be a “group” within the meaning of Rule 13d-5 promulgated under the Exchange Act.

The Reporting Persons are filing jointly and the Amended and Restated Joint Filing Agreement among the Reporting Persons is incorporated herein by reference to Exhibit 2 to this Schedule 13D.

Set forth below is certain information relating to each of the Reporting Persons:

(1) Looking Glass LLC

Looking Glass is a Texas limited liability company. The principal activity of Looking Glass is to hold investments in the Issuer. The principal business address of Looking Glass is 60 Arch Street, 2nd Floor, Greenwich, CT 06830. The sole member of Looking Glass is Master Fund.

(2) Plainfield Special Situations Master Fund Limited

Master Fund is an exempted company incorporated in the Cayman Island with limited liability. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is c/o PwC Corporate Finance & Recovery (Cayman) Limited, Strathvale House, 90 North Church Street, P.O. Box 258, George Town, Grand Cayman, KY1-1104, Cayman Islands. The Manager of Master Fund is Max Holmes.

(3) Max Holmes

Max Holmes is a citizen of the United States of America. The principal occupation of Max Holmes is the Managing Member of Plainfield Asset Management LLC. The business address of Max Holmes is 60 Arch Street, 2nd Floor, Greenwich, CT 06830. Max Holmes disclaims any beneficial ownership of the Common Stock beneficially owned by Looking Glass or Master Fund.

(4) David Walker

David Walker is a citizen of Australia and a resident of the Cayman Islands. The principal occupation of David Walker is that of an Insolvency Practitioner and Chartered Accountant. The business address of David Walker is P.O. Box 258, Strathvale House, Grand Cayman KY1-1104 Cayman Islands. David Walker disclaims any beneficial ownership of the Common Stock beneficially owned by Looking Glass or Master Fund.

(5) Ian Stokoe

Ian Stokoe is a citizen of the United Kingdom and a resident of the Cayman Islands. The principal occupation of Ian Stokoe is that of an Insolvency Practitioner and Chartered Accountant. The business address of Ian Stokoe is P.O. Box 258, Strathvale House, Grand Cayman KY1-1104 Cayman Islands. Ian Stokoe disclaims any beneficial ownership of the Common Stock beneficially owned by Looking Glass or Master Fund.

(d);(e)    During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement (other than Looking Glass) expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: April 14, 2014
LOOKING GLASS LLC

	By:	/s/ Max Holmes
Max Holmes
President

PLAINFIELD SPECIAL SITUATIONS
MASTER FUND LIMITED

	By:	/s/ Max Holmes
Max Holmes
Authorized Individual

MAX HOLMES

	By:	/s/ Max Holmes
Max Holmes

DAVID ALEXANDER KENNETH WALKER

	By:	/s/ David Walker
David Alexander Kenneth Walker, Joint Voluntary
Liquidator of the Master Fund

IAN DAVID STOKOE

	By:	/s/ Ian Stokoe
Ian David Stokoe, Joint Voluntary Liquidator of the
Master Fund